

12027539

Original

SEC
Mail Processing
Section

JUN 2 0 2012

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐ TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, Illinois 60192

Exhibit Index on Page 19

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report Letter

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2011

AMCOL International Corporation Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation
Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante + Moran PLLC
Elgin, Illinois
June 14, 2012

AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2011	2010
Assets		
Participant-directed investments (Note 3):		
Common collective trust fund	$ 33,472,370	$ 34,638,110
Mutual funds	31,657,078	31,883,193
AMCOL International Corporation Stock Fund	28,143,168	30,446,336
Self-directed brokerage accounts	2,334,683	2,330,278
Total participant-directed investments	95,607,299	99,297,917
Pending settlement receivable	48,440	203,585
Participant notes receivable	2,613,936	2,492,487
Net Assets Reflecting All Investments at Fair Value	98,269,675	101,993,989
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Fund Relating to Fully Benefit-responsive Investment Contracts	(168,181)	-
Net Assets Available for Benefits	**$ 98,101,494**	**$ 101,993,989**

See Notes to Financial Statements.

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2011	2010
Additions		
Contributions:		
Participants	$ 5,828,474	$ 5,369,741
Employer	5,199,743	4,083,624
Total contributions	11,028,217	9,453,365
Investment income:		
Net (depreciation) appreciation in fair value of investments (Note 3)	(5,304,590)	6,737,830
Dividends and interest	2,013,783	1,907,301
Total investment (loss) income	(3,290,807)	8,645,131
Interest from participant notes receivable	115,932	124,398
Total additions	7,853,342	18,222,894
Deductions		
Benefits paid to participants	11,704,358	9,436,616
Management fees	41,479	38,434
Total deductions	11,745,837	9,475,050
Net (Decrease) Increase in Net Assets Available for Benefits	(3,892,495)	8,747,844
Net Assets Available for Benefits		
Beginning of year	101,993,989	93,246,145
End of year	**$ 98,101,494**	**$ 101,993,989**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 75 percent of their compensation, subject to the statutory maximum. The Corporation contributes a matching amount equal to the lower of the participant's deferral contributions or 4 percent of compensation. The Corporation's matching contributions are made in the form of AMCOL International Corporation common stock. The 4 percent matching contribution was $3,421,852 and $2,842,101 for the years ended December 31, 2011 and 2010, respectively. The Corporation also makes a special retirement contribution for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year. The Corporation's 3 percent special retirement contribution was made in the form of Invesco Stable Value Retirement Fund for 2011 in the amount of $1,777,891 and in the form of Bank of America, N.A. Retirement Preservation Trust Fund for 2010 in the amount of $1,241,523.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested at all times in their account balances except for the Corporation's special contributions, which are 100 percent vested after three years.

Forfeited Accounts - Forfeitures of Corporation special contributions are used to lower subsequent Corporation special contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $1,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will also be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Notes Receivable - Participants may borrow funds from the Plan. A participant's notes receivable balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The participants must repay their notes receivable within five years. The interest rate charged on notes receivable to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis. Accounting standards require the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments - The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value at December 31, 2011. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. At December 31, 2011, the fair value of the common collective trust fund is based on the fair value of the underlying assets. At December 31, 2010, the common collective trust fund is stated at amortized cost, which approximates fair value. The fair value of mutual funds and company stock is based on quoted market prices. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent participant notes receivable transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Benefits are recorded when paid.

New Accounting Pronouncement - In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity's stockholder's equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements.

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement (Continued) - The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Plan's financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2011 and 2010 are as follows:

	2011	2010
Assets reported at fair value:		
AMCOL International Corporation common stock	$ 28,143,168	$ 30,446,336
Bank of America, N.A. Retirement Preservation Trust Fund	-	34,638,110
Assets reported at contract value -		
Invesco Stable Value Retirement Fund	33,304,189	-

During 2011 and 2010, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by $(5,304,590) and $6,737,830, respectively, as follows:

	2011	2010
Mutual funds	$ (2,412,855)	$ 2,602,894
Self-directed brokerage accounts	(151,803)	228,240
AMCOL International Corporation common stock	(2,739,932)	3,906,696
Net (depreciation) appreciation	$ (5,304,590)	$ 6,737,830

Note 4 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2011 and 2010 and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers in and transfers out of Levels 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers in 2011 or 2010.

Note 4 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Level 1	Level 2	Balance at December 31, 2011
Assets			
Mutual funds:			
Domestic equity funds	$ 15,619,585	$ -	$ 15,619,585
Foreign equity funds	5,125,233	-	5,125,233
Balanced funds	3,128,706	-	3,128,706
Fixed-income funds	7,783,554	-	7,783,554
AMCOL International Corporation common stock	28,143,168	-	28,143,168
Common collective trust fund - Invesco Stable Value Retirement Fund	-	33,472,370	33,472,370
Self-directed brokerage accounts	2,334,683	-	2,334,683
Total	$ 62,134,929	$ 33,472,370	$ 95,607,299

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Level 1	Level 2	Balance at December 31, 2010
Assets			
Mutual funds:			
Domestic equity funds	$ 15,913,093	$ -	$ 20,450,001
Foreign equity funds	5,364,543	-	3,858,840
Balanced funds	3,031,205	-	5,905,633
Fixed-income funds	7,574,352	-	1,668,719
AMCOL International Corporation common stock	30,446,336	-	30,446,336
Common collective trust fund - Bank of Bank of America, N.A. Retirement Preservation Trust	-	34,638,110	34,638,110
Self-directed brokerage accounts	2,330,278	-	2,330,278
Total	$ 64,659,807	$ 34,638,110	$ 99,297,917

Note 4 - Fair Value (Continued)

The Bank of America, N.A. Retirement Preservation Trust (the "Trust") is a collective trust investing primarily in a broadly diversified portfolio of guaranteed investment contracts (GICs), synthetic GICs, bank investment contracts, separate accounts, and in high-quality money market securities. In October 2010, effective with a resolution to terminate the Trust and commence liquidation of its assets, the Trust changed from a stable value fund to a short-term bond fund. The most significant result was the elimination of the Trust's wrap contracts and a change from contract value to fair value accounting. The fair value of the Plan's interest in the Trust as of December 31, 2010 was $34,638,110.

As a result of the volatility and illiquidity in the fixed-income securities markets beginning in the fall of 2008, some of the underlying assets held by the Trust, including synthetic GICs, experienced losses. According to the standard contractual arrangements with stable value wrap providers, wrap contract issuers have the option, under certain circumstances, of electing termination or immunization of the contract. In 2009, although not contractually or otherwise obligated to do so, Bank of America, N.A. Holding Corporation, a wholly owned subsidiary of BAC North American Holding Corporation, agreed to provide a liquidity commitment of $175 million to the Trust to provide liquidity on an as-needed basis to fund the difference between the market value and the book value of the Trust's assets for current and anticipated plan-initiated withdrawals. On October 6, 2010, Bank of America, N.A., as trustee of the Trust, determined to terminate the Trust and commence liquidation of its assets. In connection with that determination, an affiliate of Bank of America Corporation agreed to provide a make whole commitment in order to provide additional liquidity as needed to allow for continued withdrawals from the Trust at $1.00 per unit to the extent the liquidity commitment was insufficient for that purpose. The Trust's wrap contracts were terminated and the Trust's assets were liquidated, and the proceeds were invested in short-term liquid investment securities. As of December 31, 2010, the make whole commitment had not been used. The Trust will not be obligated to repay any portion of the liquidity commitment or the make whole commitment. As of December 31, 2010, $169,642,349 of the liquidity commitment had been used. In addition, in April 2009, the Trustee adopted a $6.3 million per month limitation on plan-initiated withdrawals. On October 6, 2010, the Trustee removed this limitation. This limitation did not affect any participant-initiated withdrawals. In February 2011, the Plan liquidated all holdings in the Trust.

Note 4 - Fair Value (Continued)

The Invesco Stable Value Retirement Fund (the "Trust") is a collective trust investing primarily in synthetic guaranteed investment contracts, or portfolios of securities (debt securities or units of collective trusts), owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts are determined by the Trust based on the change in the present value of each contract's replacement cost. The net unit values of the tiers of the Trust are determined as of the close of each business day. In accordance with the terms of the Trust Agreement, participant units are issued and redeemed only at the end of each day and at the net unit value at contract value, provided that redeeming participant plans comply with a required one-year notice provision. When the market value of units is less than their contract value, participant plans may also elect to withdraw units at their market value upon 10 days' notice. The fair value of the Plan's interest in the Trust as of December 31, 2011 was $33,472,370.

Note 5 - Tax Status

The Plan has received a new, favorable determination letter from the Internal Revenue Service, dated December 15, 2011, indicating that the Plan and related Trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has not been amended since receiving the determination letter.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

Note 6 - Related Party Transactions

The Plan's investments include stock of the Corporation. These transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, $28,143,168 and $30,446,336, respectively, of the total value of the Plan's investment assets consist of investments in the company stock of the Corporation.

Note 7 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 to Form 5500:

	2011
Net assets available for benefits per the financial statements	$ 98,101,494
Plus adjustment from contract value to fair value	168,181
Net assets available for benefits per Form 5500	$ 98,269,675

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net (decrease) increase in net assets available for benefits per the financial statements	$ (3,892,495)	$ 8,747,844
Plus adjustment from contract value to fair value	168,181	2,254,914
Net (decrease) increase in net assets available for benefits per Form 5500	$ (3,724,314)	$ 11,002,758

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2011

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 28,143,168
	Invesco Stable Value Retirement Fund	Common collective trust	*	33,472,370
	Aberdeen Small Cap Institutional Service Class Fund	Mutual fund	*	1,295,593
	AllianceBernstein Small-Mid Cap Value Class I Fund	Mutual fund	*	1,785,476
	American Funds Income Fund of America Class R5 Fund	Mutual fund	*	2,015,509
	BlackRock S&P 500 Index Institutional Fund	Mutual fund	*	1,957,285
	BlackRock Small Cap Index Institutional Fund	Mutual fund	*	386,471
	Blackrock US Government Bond Institutional Fund	Mutual fund	*	3,133,410
	Calvert Income Class I Fund	Mutual fund	*	286,889
	Columbia Marsico 21st Century Class Z Fund	Mutual fund	*	3,218,859
	Eaton Vance Atlanta Capital SMID-Cap Institutional Fund	Mutual fund	*	1,427,042
	Fidelity Advisor Leveraged Company Stock Class A Fund	Mutual fund	*	695,823
	ING International Value Class I Fund	Mutual fund	*	890,467
	Invesco Van Kampen Growth and Income Class Y Fund	Mutual fund	*	564,121
	Janus Triton Class I Fund	Mutual fund	*	704,029
	Lord Abbett Classic Stock Class I Fund	Mutual fund	*	672,101
	MFS Value Class I Fund	Mutual fund	*	2,912,785
	Oakmark Equity & Income Class I Fund	Mutual fund	*	1,113,197
	PIMCO Total Return Institutional Bond Fund	Mutual fund	*	4,363,255
	Thornburg International Value Class R5 Fund	Mutual fund	*	4,234,766
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	2,334,683
**	Participant notes receivable	Participant notes receivable bearing interest at rates from 4.25% to 10.50%	-	2,613,936
		Total investments		$ 98,221,235

* Cost information not required
** Party in interest, as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 25, 2012



Amiel Naiman
On behalf of the Trustees as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit	Page
23.1	Consent of Independent Registered Public Accounting Firm	20

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-55540) on Form S-8 of our report dated June 14, 2012 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2011.

Plante & Moran PLLC

Elgin, Illinois
June 21, 2012